SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934

BV FINANCIAL, INC. (Symbol: BVFL)
(Name of Issuer)


Common Stock
(Title of Class of Securities)


05603E109
(CUSIP Number)


Joseph S. Galli
3299 K Street, NW, Suite 700, Washington, DC 20016


March 30, 2015
(Date of Event which Requires Filing of this Statement)


1.
NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph S. Galli

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

Non memberr(a) 0

(b)0

3.
SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

5.
SOLE VOTING POWER
209,493 (a)

NUMBER

OF 6. SHARED VOTING POWER
SHARES
BENEFICIALLY

OWNED BY 7. SOLE DISPOSITIVE POWER
EACH 209,493
(a)
REPORTING
PERSON WITH 8. SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
209,493
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%
I
12. TYPE OF REPORTING PERSON

IN

OWNERSHIP BY ACCOUNT

(a) Joseph S. Galli (Personal)
57,836 (sole)

Joseph S. Galli Retirement Plan

136,025 (sole)
Joseph S. Galli (IRA)

15,173 (sole)

Shelly Galli (IRA) 459 (proxy)

209,493 Total

BASED ON COMPANY PROXY STATEMENTS, DATED 10/06/2014,

THERE ARE 2,999,124, THUS,
THE PERCENTAGE OWNERSHIP OF TOTAL IS 7.0%.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true, complete and correct.

Date::April 1, 2015

Joseph S Galli